FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number:

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are unaudited pro forma condensed consolidated financial statements that give pro forma effect to (i) the acquisition by Seanergy Maritime Holdings Corp. (the "Company") of a 50% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET"), which was completed on August 12, 2009, and (ii) the acquisition by the Company on May 28, 2010 of a 51% ownership interest in Maritime Capital Shipping Limited ("MCS") from Maritime Capital Shipping (Holdings) Limited, ("Maritime Holdings"), a company controlled by members of the Restis family, one of the Company's major shareholders.

Attached hereto as Exhibit 99.2 are the audited consolidated financial statements of MCS as of December 31, 2009, 2008 and 2007, and for the years ended December 31, 2009 and 2008 and for the period from April 30, 2007 (the date of incorporation of MCS) to December 31, 2007.  Also included in Exhibit 99.2 are the notes to such audited consolidated financial statements.

Attached hereto as Exhibit 10.1 is a Share Purchase Agreement dated May 27, 2010 between the Company and Maritime Holdings.

Attached hereto as Exhibit 10.2 is a Shareholders' Agreement dated May 28, 2010 between the Company and Maritime Holdings.

Attached hereto as Exhibit 10.3 is a Supplemental Letter and Amended and Restated Agreement dated May 24, 2010 relating to the Loan Agreement dated March 6, 2008 between MCS and United Overseas Bank Limited.

Attached hereto as Exhibit 10.4 is a Loan Agreement dated October 19, 2007 between MCS and DVB Group Merchant Bank (Asia) Ltd. ("DVB").

Attached hereto as Exhibit 10.5 is a Supplemental Agreement dated May 20, 2010 relating to the Loan Agreement dated October 19, 2007 between MCS and DVB.

Attached hereto as Exhibit 10.6 is a Loan Agreement dated June 5, 2008 between MCS and The Hong Kong and Shanghai Banking Corporation Limited ("HSBC").

Attached hereto as Exhibit 10.7 is a Supplemental Agreement dated May 21, 2010 relating to the Loan Agreement dated June 5, 2008 between MCS and HSBC.

Attached hereto as Exhibit 10.8 is Amendment No. 3, dated June 2, 2010, to the Loan Agreement dated August 27, 2008 between the Company and Marfin Bank of Greece, S.A.

Attached hereto as Exhibit 21.1 is an updated list of the Company's subsidiaries, including MCS and its subsidiaries, and the jurisdictions in which they are incorporated.

Attached hereto as Exhibit 23.7 is the consent of PricewaterhouseCoopers.

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-166697) filed by the Company with the U.S. Securities and Exchange Commission on May 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
	By:	Christina Anagnostara
Chief Financial Officer

Dated: July 23, 2010

SK 26979 0001 1115080